Exhibit 99.1

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited
諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

(1) INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2023; AND
(2) CHANGE OF DIRECTORS AND
CHANGE IN THE COMPOSITION OF BOARD COMMITTEES

The Board is pleased to announce the unaudited consolidated interim results of the Company for the six months ended June 30, 2023, together with the comparative figures for the corresponding period in 2022. These interim results have been prepared under the U.S. GAAP, which are different from the IFRS, and reviewed by the Audit Committee.

In this announcement, "Noah," "we," "us" and "our" refer to the Company and where the context otherwise requires, the Group. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

BUSINESS HIGHLIGHTS

During the first half of 2023, the global macro environment exhibited distinct features, including stringent credit conditions and financial stability concerns in the U.S. and Europe, as well as the gradual resurgence in consumer confidence in China. As a result of these economic dynamics, our HNW clients shifted their focus toward risk management and wealth preservation. Given the pursuit of safe havens by investors, we aided our clients in augmenting their allocation to protection-oriented products, contributing to a noteworthy 147.6% year-on-year increase in insurance distribution revenue in our wealth management business during the Reporting Period.

We have consistently maintained corporate agility, evolving our business structure and product offerings to adapt to economic forces and shifting client priorities, while upholding the highest compliance standards across all jurisdictions of operation. Between 2019 and 2021, we winded down all of our domestic non-standardized single counterparty private credit products, including domestic residential real estate funds, which was proven to have effectively safeguarded our clients' wealth amidst the recent challenges faced by this asset class. Moreover, from the inception of our Company, we have staunchly adhered to the founding principles of our business such as the segregation of client capital, the maintenance of separate custodian accounts for our asset management products, the avoidance of leveraged funding for clients, the elimination of products with maturity mismatches, and the prevention of cross-border fund movements. Together with our continued devotion to investing in investment research capabilities, such principles not only establish us as a pioneer in terms of compliance and vision but also bolster our capacity to navigate economic headwinds and shield our clients' hard-earned capital through optimized asset allocation advice.

In the context of persistent global market uncertainty, our Chief Investment Officer ("**CIO**") office advised HNW clients to take a defensive and adaptable approach to adjust their asset allocation strategy for the second half of 2023. Given escalated geopolitical tensions, stress across the global financial system, and a technical recession in Europe casting a shadow on the macro outlook, a report of our CIO office advised investors to construct a diversified and multi-strategy portfolio that can withstand risks and generate growth amid volatility.

To facilitate this strategy, our domestic wealth management business continued its expansion in tier-1 and hub cities. We believe that these centers of talent and innovation will continue to attract HNW families from across China, and expanding our team and enhancing service quality in these cities stands as the most efficient means to extend our reach and better cater to our domestic clients. We also continued to strengthen our in-house research department, which serves as the engine of our "CCI"[1] asset allocation model, under which the CIO office identifies salient macro trends, the Client Strategy Office (CSO) creates customized investment strategies for various segments of our clientele, and the Investment & Product Solutions (IPS) office crafts product selection strategies based on the above to offer a comprehensive product shelf for our clients. In addition, we established three strategic client groups across Gopher Asset Management's domestic and international segments, aiming to foster synergistic collaboration with our wealth management professionals to elevate our service standards for strategic and institutional clients.

We also continued to develop our global footprint in order to adapt to global macroeconomic trends as part of our recent revamp. Our international wealth management team focuses on serving the asset allocation needs of global Mandarin-speaking clients. By the end of the Reporting Period, our international wealth management team comprised 56 private bankers, demonstrating steady progress towards our goal of achieving a headcount of 100 private bankers in Hong Kong and 20 private bankers in Singapore by the end of 2023. Furthermore, we bolstered our international asset management capabilities by establishing an international CIO office and broadening our coverage universe of global top-tier general partners and hedge fund managers. These endeavors propelled growth in our overseas segment, as evidenced by a 15.8% increase in overseas AUM[2], a 162.5% increase in overseas transaction value, and a 104.1% increase in overseas net revenues during the Reporting Period as compared to the corresponding period in 2022.

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[1]　CCI stands for our Chief Investment Officer (CIO) office, Client Strategy Office (CSO), and Investment & Product Solutions (IPS) office.

[2]　After foreign exchange adjustments.

FINANCIAL HIGHLIGHTS

During the Reporting Period, our financial performance remained stable as we continued to adjust our business strategy. Our net revenue for the six months ended June 30, 2023 reached RMB1,745.2 million, a 13.8% increase compared to the corresponding period in 2022, mainly due to expanding our distribution of insurance products and the growth in our international business. Our income before taxes and income from equity in affiliates increased by 0.1% from RMB709.4 million for the six months ended June 30, 2022 to RMB710.2 million for the six months ended June 30, 2023. Our Non-GAAP net income decreased by 17.3% from RMB668.6 million during the same period last year to RMB552.6 million for the Reporting Period, mainly due to a decrease in income from equity in affiliates.

Our transaction value of mutual fund products distributed increased by 14.0% from RMB19.3 billion for the six months ended June 30, 2022 to RMB22.0 billion for the six months ended June 30, 2023, and our transaction value of private secondary products distributed increased by 33.6% from RMB6.4 billion for the six months ended June 30, 2022 to RMB8.6 billion for the six months ended June 30, 2023. Such growth was primarily attributable to our global expansion strategy and diversified product selection that meets our client's investment needs.

Non-GAAP Financial Measures

	For the Six Months Ended June 30,		
	2022	2023	Change
	(Unaudited)	(Unaudited)	(%)
	(RMB in thousands, except percentages)		
Total revenues	1,550,904	**1,754,236**	13.1%
Net revenues	1,533,834	**1,745,230**	13.8%
Income from operations	636,940	**628,302**	(1.4%)
Income before taxes and income from equity in affiliates	709,376	**710,194**	0.1%
Net income	653,099	**555,631**	(14.9%)
Net income attributable to the shareholders of the Company	654,247	**559,638**	(14.5%)
Non-GAAP Financial Measures			
Net income attributable to the shareholders of the Company	654,247	**559,638**	(14.5%)
Add: share-based compensation expense	18,836	**(9,244)**	N/A
Less: tax effect of adjustments	4,529	**(2,239)**	N/A
Adjusted net income attributable to the shareholders of the Company (non-GAAP)	668,554	**552,633**	(17.3%)

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company's operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation and net of relevant tax impact. As such, the Company's management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

As a leading HNW wealth management service provider in China with global asset management capacities, we strive to deliver exceptional asset allocation and comprehensive services to HNW individuals and institutions by connecting leading asset managers around the world. At the core of our business is a deep understanding of our clients' needs, a commitment to the "client-centricity" principle, and a prudent approach towards capital markets. We firmly believe that returns on wealth management and investment reflect perceptions of the future and our ability to bridge the gap between perception and reality, which in turn requires us to constantly refine our critical decision-making capabilities. In addition to asset allocation capabilities, the ability to establish trusting relationships with clients, the pursuit of knowledge and wisdom as a moral responsibility, and fulfilling our fiduciary duty to clients as their trusted advisor, are critical for professionals in the wealth management industry.

The establishment of the above underlying thinking and decision-making frameworks determines the approach our CIO office takes, the advice on allocation of assets for clients, and the core values that distinguish Noah from other wealth management institutions. Firstly, we proactively adjusted our business strategy, resulting in stable financial performance. We recorded net revenue of RMB1,745.2 million and non-GAAP net profit of RMB552.6 million for the six months ended June 30, 2023. Secondly, we strategically prioritized continuous investment in client interface, technology, and investment research and development (R&D) capabilities, resulting in a 13.1% increase in the number of core diamond and black card clients[1], despite a global downtrend during the same period. In tandem with the expansion in our global footprint, our overseas AUM reached US$4.7 billion as of June 30, 2023, representing an increase of 15.8% as compared to the figure as of June 30, 2022[2], primarily owing to the introduction of discretionary investment and cash management products, as well as our enlarged coverage universe of global top-tier general partners and hedge fund managers. Most importantly, we were able to effectively assist our clients in safeguarding their wealth in volatile capital markets owing to our forward-looking assessment on the macro-economy and advice to clients on wealth preservation in such environment.

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[1] Diamond card clients refer to clients with an AUA of over RMB10 million but less than RMB50 million. Black card clients refer to clients with an AUA of over RMB50 million.

[2] After foreign exchange adjustments.

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB1,336.7 million from our wealth management business, representing an increase of 22.3% as compared to RMB1,092.8 million in the first half of 2022, mainly due to (i) an increase in total revenue generated from one-time commissions of 113.1% from RMB271.9 million in the first half of 2022 to RMB579.5 million in the first half of 2023, mainly due to a 147.3% increase in distributing insurance products; and (ii) an increase in total revenue generated from other service fees of 135.2% from RMB46.5 million in the first half of 2022 to RMB109.4 million in the first half of 2023, primarily due to the expanded array of services we offered to clients. The wealth management business generated income from operations of RMB504.7 million, representing an increase of 17.6% as compared to the six months ended June 30, 2022. As more expenses were incurred in the first half of 2023, our operating profit margin for wealth management business slightly decreased from 39.5% in the first half of 2022 to 37.9% in the first half of 2023. In the first half of 2023, we achieved an aggregate transaction value of RMB35.2 billion for the different types of investment products that we distributed, representing an increase of 2.6% as compared to the six months ended June 30, 2022, mainly due to more distribution in mutual fund products and private secondary products.

Asset Management Business

During the Reporting Period, we generated total revenue of RMB389.9 million from our asset management business, representing a decrease of 5.7% as compared to the six months ended June 30, 2022, mainly due to a decrease of 93.5% in one-time commissions from private equity products resulting from a 73.0% decrease in distributing private equity products in the first half of 2023 as compared to the corresponding period in 2022. However, through Gopher Asset Management, one of our Consolidated Affiliated Entities, and Gopher Capital GP Ltd., a wholly owned subsidiary of the Company, our AUM reached RMB156.9 billion as of June 30, 2023, representing an increase of 0.9% as compared to June 30, 2022. Within our AUM, our overseas AUM reached US$4.7 billion, representing an increase of 15.8% as compared to the six months ended June 30, 2022[1], primarily attributable to the introduction of U.S. dollar discretionary investment and cash management products, as well as our enlarged coverage universe of global top-tier general partners and hedge fund managers.

As of June 30, 2023, we have maintained a sound capital structure with total assets of RMB12.6 billion and no interest-bearing liabilities. In addition, we conducted all of our business in compliance with applicable laws and regulations in the regions we operate, reflecting our commitment to regulatory compliance. Throughout the Reporting Period, we remained committed to complying with all relevant laws and regulations that had a material impact on our business, such as the Securities and Futures Ordinance, the Insurance Ordinance, and the Trustee Ordinance, among others.

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[1]   After foreign exchange adjustments.

Business Outlook

Looking forward to the second half of 2023, the overall investor sentiment is anticipated to maintain a cautious and conservative stance, particularly in the domestic market. Coupled with the ongoing trend of declining interest rates and risk-free returns, it is expected to uphold favorable conditions in China for our insurance distributions. We remain optimistic that China will continue to produce growth opportunities and are confident that investor sentiment, consumer confidence, and consumption will gradually improve. We believe that this backdrop will create opportunities for us to expand the range of offerings available to domestic investors. This expansion includes structured products, mutual fund distribution, and private secondary funds. Regarding the RMB private equity market, we maintain a cautious approach to fundraising and investment allocation, exclusively utilizing RMB capital from our RMB-denominated limited partners within the PRC, especially for the investments in Chinese technology sector. However, we will continue to closely monitor the landscape for appealing opportunities, especially in technology sector, as China's economic rebound endures.

On the international front, our focus remains on enhancing our infrastructure and talent capital. We have the expectation of achieving our objective of reaching 100 private bankers in Hong Kong and 20 in Singapore by the end of 2023. This endeavor is aimed at better catering to our overseas Mandarin-speaking clientele. As the U.S. federal funds rate is likely to peak in the second half of 2023, the current asset prices are poised to create prime entry opportunities for overseas private equity buyout and secondary funds. Given the same interest rate conditions, coupled with significant advancements in artificial intelligence, it is plausible that these factors will serve as catalysts for the early-stage technology-driven venture capital funds market. Furthermore, a favorable outlook is observed for U.S. dollar-denominated private credit products due to the prevailing high-yield landscape and our capacity to select quality assets and funds managed by top portfolio managers. We will remain attuned to the sentiment among our HNW clients globally as their global asset allocation demands continue to evolve, and continuously provide professional asset allocation advice to them.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

We derive revenues from three business segments: wealth management, asset management and other services.

	For the Six Months Ended June 30,		
	2022 (Unaudited)	2023 (Unaudited)	Change (%)
	(RMB in thousands, except percentages)		
Revenues:			
Wealth management business:			
One-time commissions	271,870	**579,474**	113.1%
Recurring service fees	604,317	**570,522**	(5.6%)
Performance-based income	170,097	**77,330**	(54.5%)
Other service fees	46,488	**109,358**	135.2%
Total revenue for wealth management business:	1,092,772	**1,336,684**	22.3%
Asset management business:			
One-time commissions	38,671	**2,496**	(93.5%)
Recurring service fees	343,773	**353,046**	2.7%
Performance-based income	30,895	**34,388**	11.3%
Total revenue for asset management business	413,339	**389,930**	(5.7%)
Other businesses:			
Other service fees	44,793	**27,622**	(38.3%)
Total revenue for other business	44,793	**27,622**	(38.3%)
Total revenues	1,550,904	**1,754,236**	13.1%

Our total revenue increased by 13.1% from RMB1,550.9 million for the six months ended June 30, 2022 to RMB1,754.2 million for the six months ended June 30, 2023. The increase in total revenues was primarily due to increase in revenue generated from wealth management business.

Wealth Management Business

For the wealth management business, our total revenue increased by 22.3% from RMB1,092.8 million for the six months ended June 30, 2022 to RMB1,336.7 million for the six months ended June 30, 2023. Our transaction value increased by 2.6% from RMB34.3 billion for the six months ended June 30, 2022 to RMB35.2 billion for the six months ended June 30, 2023:

• Total revenue from one-time commissions increased by 113.1% from RMB271.9 million for the six months ended June 30, 2022 to RMB579.5 million for the six months ended June 30, 2023, primarily due to increases in distribution of insurance products.

- Total revenue from recurring service fees decreased by 5.6% from RMB604.3 million for the six months ended June 30, 2022 to RMB570.5 million for the six months ended June 30, 2023, primarily due to less service fees charged from fund managers or funds under our advisory.

- Total revenue from performance-based income decreased by 54.5% from RMB170.1 million for the six months ended June 30, 2022 to RMB77.3 million for the six months ended June 30, 2023, primarily due to less performance-based income generated from private secondary products.

- Total revenue from other service fees increased by 135.2% from RMB46.5 million for the six months ended June 30, 2022 to RMB109.4 million for the six months ended June 30, 2023, primarily due to more value-added services that we provided to our clients.

Asset Management Business

For the asset management business, our total revenue decreased by 5.7% from RMB413.3 million for the six months ended June 30, 2022 to RMB389.9 million for the six months ended June 30, 2023. Gopher's AUM remained stable at RMB156.9 billion as of June 30, 2023 as compared to RMB155.4 billion as of June 30, 2022:

- Total revenue from one-time commissions decreased by 93.5% from RMB38.7 million for the six months ended June 30, 2022 to RMB2.5 million for the six months ended June 30, 2023, mainly due to a decrease of 73.0% in distribution of private equity products.

- Total revenue from recurring service fees increased by 2.7% from RMB343.8 million for the six months ended June 30, 2022 to RMB353.0 million for the six months ended June 30, 2023, which was in line with the increase in Gopher's AUM.

- Total revenue from performance-based income increased by 11.3% from RMB30.9 million for the six months ended June 30, 2022 to RMB34.4 million for the six months ended June 30, 2023, primarily due to increases generated from offshore private equity products.

Other Businesses

For other businesses, our total revenue was RMB27.6 million for the six months ended June 30, 2023, representing a 38.3% decrease from RMB44.8 million for the six months ended June 30, 2022, primarily due to our continuous wind-down of our lending business.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

	For the Six Months Ended June 30,		
	2022 (Unaudited)	2023 (Unaudited)	Change (%)
	(RMB in thousands, except percentages)		
Wealth management	657,898	**827,500**	25.8%
Asset management	174,464	**203,905**	16.9%
Other businesses	64,532	**85,523**	32.5%
Total operating costs and expenses	896,894	**1,116,928**	24.5%

Our operating costs and expenses increased by 24.5% from RMB896.9 million for the six months ended June 30, 2022 to RMB1,116.9 million for the six months ended June 30, 2023. The increase in operating costs and expenses was primarily driven by growing number of client events hosted and traveling expenses incurred in the first half of 2023 accompanied with our global expansion strategy, while our total operating costs and expenses remained at low base due to various pandemic control measures implemented in the first half of 2022.

Wealth Management Business

For the wealth management business, our operating costs and expenses increased by 25.8% from RMB657.9 million for the six months ended June 30, 2022 to RMB827.5 million for the six months ended June 30, 2023, primarily due to growing number of client events hosted and traveling expenses incurred in the first half of 2023.

Asset Management Business

For the asset management business, our operating costs and expenses increased by 16.9% from RMB174.5 million for the six months ended June 30, 2022 to RMB203.9 million for the six months ended June 30, 2023, primarily resulted from a low base in the first half of 2022 because we incurred less expenses due to various pandemic control measures implemented during such period.

Other Businesses

For other businesses, our operating costs and expenses for the six months ended June 30, 2023 were RMB85.5 million, representing a 32.5% increase from RMB64.5 million for the six months ended June 30, 2022, primarily because we moved our headquarter to new premises in Shanghai in May 2023 and relevant depreciation expenses increased.

Compensation and Benefits

Our total compensation and benefits for the Reporting Period were RMB755.2 million, as compared to RMB715.7 million for the six months ended June 30, 2022.

For the wealth management business, our compensation and benefits increased by 13.6% from RMB521.1 million for the six months ended June 30, 2022 to RMB591.9 million for the six months ended June 30, 2023. For the six months ended June 30, 2023, our relationship manager compensation increased by 44.8% as compared to the six months ended June 30, 2022, aligning with the increases in one-time commissions. Our other compensation decreased by 9.3% as compared to the six months ended June 30, 2022, primarily due to our cost control strategy on employee compensation.

For the asset management business, our compensation and benefits decreased by 16.3% from RMB174.3 million for the six months ended June 30, 2022 to RMB146.0 million for the six months ended June 30, 2023, primarily due to our cost control strategy over employee headcounts.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities.

For the wealth management business, our selling expenses increased by 39.4% from RMB112.5 million for the six months ended June 30, 2022 to RMB156.9 million for the six months ended June 30, 2023, primarily due to growing number of client events hosted.

For the asset management business, our selling expenses increased by 237.6% from RMB12.5 million for the six months ended June 30, 2022 to RMB42.1 million for the six months ended June 30, 2023, primarily due to higher traveling expenses, particularly those related to global business travel.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others.

For the wealth management business, our general and administrative expenses increased by 23.8% from RMB61.6 million for the six months ended June 30, 2022 to RMB76.2 million for the six months ended June 30, 2023, primarily due to increasing traveling expenses and one-off disposal loss on leasehold improvements for our previous headquarter that we ceased to lease in May 2023.

For the asset management business, our general and administrative expenses increased by 3.5% from RMB22.3 million for the six months ended June 30, 2022 to RMB23.1 million for the six months ended June 30, 2023.

Provision for Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets.

For the wealth management business, our reversal of credit losses for the six months ended June 30, 2023 was RMB2.9 million, while provision for credit losses was RMB0.5 million for the six months ended June 30, 2022.

For the asset management business, our reversal of credit losses for the six months ended June 30, 2023 was RMB0.9 million, while provision for credit losses was RMB0.7 million for the six months ended June 30, 2022.

For other business, our reversal of credit losses for the six months ended June 30, 2023 was RMB1.7 million, while reversal of credit losses was RMB16.1 million for the six months ended June 30, 2022. The majority of such reversal for the six months ended June 30, 2023 and 2022, respectively, was related to our periodic assessment on expected collection of our loan receivables.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

For the wealth management business, our other operating expenses increased by 260.2% from RMB4.6 million for the six months ended June 30, 2022 to RMB16.6 million for the six months ended June 30, 2023, primarily due to our one-off reversal of processing expenses relating to our mutual fund business in 2022.

For the asset management business, our other operating expenses increased by 7.6% from RMB1.4 million for the six months ended June 30, 2022 to RMB1.5 million for the six months ended June 30, 2023.

For other business, our other operating expenses increased by 7.5% from RMB46.3 million for the six months ended June 30, 2022 to RMB49.8 million for the six months ended June 30, 2023, primarily due to increases in our depreciation expenses for our new headquarter in Shanghai.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

For the wealth management business, our government subsidies decreased by 73.6% from RMB42.4 million for the six months ended June 30, 2022 to RMB11.2 million for the six months ended June 30, 2023, primarily due to a reduction in government subsidies received from local governments in the first half of 2023.

For the asset management business, our government subsidies decreased by 78.6% from RMB36.7 million for the six months ended June 30, 2022 to RMB7.9 million for the six months ended June 30, 2023, primarily due to a reduction in government subsidies received from local governments in the first half of 2023.

Income from Operations

As a result of the foregoing, our income from operation decreased by 1.4% from RMB636.9 million for the six months ended June 30, 2022 to RMB628.3 million for the six months ended June 30, 2023.

Other Income

Our total other income increased by 13.1% from RMB72.4 million for the six months ended June 30, 2022 to RMB81.9 million for the six months ended June 30, 2023. The increase in other income was primarily attributable to increases in interest income.

Income from Equity in Affiliates

Our income from equity in affiliates decreased by 94.7% from RMB99.2 million for the six months ended June 30, 2022 to RMB5.2 million for the six months ended June 30, 2023. The decrease was primarily due to a high base in the first half of 2022 as the gains we recorded from net book value in certain offshore private equity funds managed by Gopher increased during such period.

Net Income

As a result of the foregoing, our net income decreased by 14.9% from RMB653.1 million for the six months ended June 30, 2022 to RMB555.6 million for the six months ended June 30, 2023.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the six months ended June 30, 2023 was for operating and investing activities. As of June 30, 2023, we had RMB4,740.4 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of June 30, 2023, our cash and cash equivalents of RMB23.7 million were held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds.

Significant Investments

The Company did not make or hold any significant investments during the six months ended June 30, 2023.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of June 30, 2023, we did not pledge any assets (as of December 31, 2022: nil).

Future Plans for Material Investments or Capital Asset

As of June 30, 2023, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2023, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 19.8% (as of December 31, 2022: 19.5%).

Accounts Receivable

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of June 30, 2023, 94.5% of the balance of our accounts receivable was within one year.

Accounts Payable

As of June 30, 2023, the Group had no trade payables (as of December 31, 2022: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Contingent Liabilities

As of June 30, 2023, we had contingent liabilities of RMB592.1 million in relation to the unsettled Camsing Incident (as defined hereinafter) and a judgment related to a civil lawsuit brought by an external institution against our Group (as of December 31, 2022: RMB568.0 million). The increase was due to adjustments resulting from exchange rate fluctuation. For further details, please refer to Note 8 to the unaudited condensed consolidated financial statements in this announcement.

Save as disclosed above, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of June 30, 2023.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB157.6 million for the six months ended June 30, 2023 (for the six months ended June 30, 2022: RMB5.8 million). Such an increase was primarily due to renovation and upgrade of our new headquarter in Shanghai. As of June 30, 2023, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2022: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of June 30, 2023 (as of December 31, 2022: nil).

Employees and Remuneration

As of June 30, 2023, the Company had a total of 2,850 employees. The following table sets out the breakdown of our full-time employees by function as of June 30, 2023:

Function	Number of Employees	% of Total
Wealth management	420	14.7
Relationship managers	*1,375*	*48.3*
Asset management	162	5.7
Overseas and other businesses	156	5.5
Research and development	377	13.2
Risk management and compliance	71	2.5
Administrative support	289	10.1
Total	**2,850**	**100.0**

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company's circular dated November 14, 2022.

OTHER INFORMATION

Compliance with the Corporate Governance Code

During the Reporting Period, we have complied with all the code provisions set out in Part 2 of the Corporate Governance Code saved for the following.

Code provision C.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Ms. Jingbo Wang performs both the roles of the chairwoman of the Board and the chief executive officer of the Company. Ms. Wang is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairwoman and chief executive officer to Ms. Wang has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and independent Directors. Our Board will reassess the division of the roles of chairwoman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future if deemed appropriate, taking into account our circumstances as a whole.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Control Measures on Material Non-Public Information and Policy on Prohibition of Insider Dealing of the Company (the "**Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Code during the Reporting Period.

Purchase, Sale or Redemption of the Company's Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange or any other stock exchanges during the Reporting Period.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus. As of June 30, 2023, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of use of proceeds	Net proceeds (HK$ million)	Unutilized amount as of January 1, 2023 (HK$ million)	Utilized amount for the six months ended June 30, 2023 (HK$ million)	Utilized amount as of June 30, 2023 (HK$ million)	Unutilized amount as of June 30, 2023 (HK$ million)	Expected time frame for unutilized amount
Fund the further development of our wealth management business	35%	110.5	110.5	26.3	26.3	84.2	by the end of 2024
Fund the further development our asset management business	15%	47.3	47.3	47.3	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	63.1	–	–	63.1	by the end of 2024
Fund the investment in our in-house technology across all business lines	10%	31.6	31.6	0.3	0.3	31.3	by the end of 2024
Fund our overseas expansion	10%	31.6	31.6	5.2	5.2	26.4	by the end of 2024
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	31.6	3.3	3.3	28.3	by the end of 2024
Total	**100%**	**315.6**	**315.6**	**82.4**	**82.4**	**233.3**	

Note: The sum of the data may not add up to the total due to rounding.

As of June 30, 2023, all the unutilized net proceeds are held by the Company in short-term interest-bearing accounts at authorized licensed banks.

Material Litigation

As of June 30, 2023, 42 investors' legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claim amount over RMB140.0 million were still pending. As of the date of this announcement, the management of the Group has assessed, based on the Group's PRC legal adviser's advice, the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings. For further details, please refer to Note 8 to the unaudited condensed consolidated financial statements in this announcement.

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgment related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd., a subsidiary of the Company. The First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Ruling**"). For further details, please refer to the Company's announcement dated December 12, 2022. As of June 30, 2023, the judgment in the First-instance Ruling is in the process of appeal and further ruling will also be subject to applicable post-judgment proceedings. The Group has reserved a contingent liability of RMB99.0 million for the judgment in the First-instance Ruling as of June 30, 2023.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the six months ended June 30, 2023, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Events after the Reporting Period

There were no significant events that might adversely affect the Group after June 30, 2023 and immediately before the date of this announcement.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2023.

Review of the Interim Results

The Audit Committee has reviewed the unaudited interim results of the Group for the six months ended June 30, 2023. In addition, the independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 in accordance with International Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity."

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.noahgroup.com). The interim report for the six months ended June 30, 2023 containing all the information required by Appendix 16 of the Hong Kong Listing Rules will be dispatched to the Shareholders and made available for review on the same websites in due course.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amount in Thousands, Except Share and Per Share Data)

| | | Six Months Ended June 30, | | |
| | | 2022 | 2023 | 2023 |
	Notes	RMB	RMB	US$
Revenues:				
Revenues from others				
One-time commissions		258,493	**570,092**	**78,619**
Recurring service fees		377,679	**369,063**	**50,896**
Performance-based income		152,392	**7,758**	**1,070**
Other service fees		91,281	**136,980**	**18,890**
Total revenues from others		879,845	**1,083,893**	**149,475**
Revenues from funds Gopher manages				
One-time commissions		52,048	**11,878**	**1,638**
Recurring service fees		570,411	**554,505**	**76,470**
Performance-based income		48,600	**103,960**	**14,337**
Total revenues from funds Gopher manages		671,059	**670,343**	**92,445**
Total revenues	3	1,550,904	**1,754,236**	**241,920**
Less: VAT related surcharges and other taxes		(17,070)	**(9,006)**	**(1,242)**
Net revenues		1,533,834	**1,745,230**	**240,678**
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation		(241,514)	**(329,039)**	**(45,377)**
Other compensations		(474,196)	**(426,169)**	**(58,771)**
Total compensation and benefits		(715,710)	**(755,208)**	**(104,148)**
Selling expenses		(130,213)	**(208,672)**	**(28,777)**
General and administrative expenses		(93,856)	**(109,683)**	**(15,126)**
Reversal of credit losses		14,986	**5,478**	**755**
Other operating expenses, net		(52,312)	**(67,875)**	**(9,360)**
Government subsidies		80,211	**19,032**	**2,625**
Total operating cost and expenses		(896,894)	**(1,116,928)**	**(154,031)**
Income from operations		636,940	**628,302**	**86,647**

| | Notes | Six Months Ended June 30, | | |
		2022 RMB	2023 RMB	2023 US$
Other income:				
Interest income		30,318	**74,072**	**10,216**
Investment income (loss)		30,547	**(17,559)**	**(2,421)**
Other income		11,571	**25,379**	**3,500**
Total other income		72,436	**81,892**	**11,295**
Income before taxes and income from equity in affiliates		709,376	**710,194**	**97,942**
Income tax expense	4	(155,500)	**(159,793)**	**(22,036)**
Income from equity in affiliates		99,223	**5,230**	**719**
Net income		653,099	**555,631**	**76,625**
Less: net income attributable to non-controlling interests		(1,148)	**(4,007)**	**(553)**
Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		654,247	**559,638**	**77,178**
Net income per share:	5			
Basic		19.46	**16.12**	**2.22**
Diluted		19.40	**16.10**	**2.22**
Weighted average number of shares used in computation:				
Basic		33,620,400	**34,734,018**	**34,734,018**
Diluted		33,714,184	**34,749,478**	**34,749,478**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in Thousands)

	Six Months Ended June 30,		
	2022	2023	2023
	RMB	*RMB*	*US$*
Net income	653,099	**555,631**	**76,625**
Other comprehensive income, net of tax			
Foreign currency translation adjustments	66,409	**123,918**	**17,089**
Total other comprehensive income, net of tax	66,409	**123,918**	**17,089**
Comprehensive income	719,508	**679,549**	**93,714**
Less: comprehensive income attributable to non-controlling interests	(1,065)	**(4,189)**	**(578)**
Comprehensive income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders	720,573	**683,738**	**94,292**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in Thousands, Except Share and Per Share Data)

| | | As of | | |
| | | December 31, 2022 | June 30, 2023 | June 30, 2023 |
	Notes	RMB	RMB	US$
Assets				
Current assets:				
Cash and cash equivalents		4,403,915	4,740,434	653,736
Restricted cash		23,203	143,255	19,756
Short-term investments		315,979	445,485	61,435
Accounts receivable, net	6	498,106	534,885	73,764
Amounts due from related parties		443,424	429,202	59,190
Loan receivables, net		465,780	341,083	47,037
Other current assets		166,739	200,588	27,662
Total current assets		6,317,146	6,834,932	942,580
Long-term investments		774,095	980,257	135,184
Investment in affiliates		1,491,820	1,464,702	201,992
Property and equipment, net		2,486,317	2,525,732	348,314
Operating lease right-of-use assets, net		168,192	152,040	20,967
Deferred tax assets		436,441	436,240	60,160
Other non-current assets, net		124,124	169,454	23,369
Total Assets		11,798,135	12,563,357	1,732,566
Liabilities and Equity				
Current liabilities:				
Accrued payroll and welfare expenses		668,953	562,029	77,507
Income tax payable		126,848	141,693	19,540
Deferred revenues		67,967	71,440	9,852
Dividend payable		–	177,502	24,479
Contingent liabilities	8	568,018	592,097	81,654
Other current liabilities		473,175	584,384	80,590
Total current liabilities		1,904,961	2,129,145	293,622
Deferred tax liabilities		249,768	230,797	31,828
Operating lease liabilities, non-current		83,171	79,267	10,931
Other non-current liabilities		59,760	54,495	7,515
Total Liabilities		2,297,660	2,493,704	343,896

	Notes	December 31, 2022 RMB	As of June 30, 2023 RMB	June 30, 2023 US$
Contingencies	*8*			
Shareholders' equity:				
Ordinary shares (US$0.0005 par value): 100,000,000 shares authorized, 31,945,575 shares issued, 31,301,932 and 31,568,956 shares outstanding as of December 31, 2022 and June 30, 2023, respectively		105	**106**	**15**
Additional paid-in capital		3,803,183	**3,791,122**	**522,820**
Retained earnings		5,604,954	**5,987,090**	**825,657**
Accumulated other comprehensive loss		(2,546)	**121,554**	**16,763**
Total Noah Holdings Private Wealth And Asset Management Limited shareholders' equity		9,405,696	**9,899,872**	**1,365,255**
Non-controlling interests		94,779	**169,781**	**23,415**
Total Shareholders' Equity		9,500,475	**10,069,653**	**1,388,670**
Total Liabilities and Equity		11,798,135	**12,563,357**	**1,732,566**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the "**Company**"), its subsidiaries and consolidated variable interest entities ("**VIEs**") (together, the "**Group**"), is a leading and pioneer wealth management service provider in the People's Republic of China ("**PRC**") offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. ("**Noah Investment**"), a consolidated VIE, founded in the PRC in August 2005.

2. Summary of Principal Accounting Policies

(a) Basis of Preparation

The accompanying unaudited condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**") and by the Hong Kong Companies Ordinance.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group's unaudited condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

(c) Foreign Currency Translation

The Company's reporting currency is Renminbi ("**RMB**"). The Company's functional currency is the United States dollar ("**U.S. dollar or US$**"). The Company's operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group's overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the unaudited condensed consolidated statements of comprehensive income (loss).

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.2513 on June 30, 2023, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

3. Revenues

Revenues by source consist of the following:

| | Six Months Ended June 30, (Amount in Thousands) | | |
| | 2022 | 2023 | 2023 |
	RMB	RMB	US$
One-time commissions	310,541	581,970	80,257
Recurring service fees	948,090	923,568	127,366
Performance-based income	200,992	111,718	15,407
Other service fees	91,281	136,980	18,890
Lending services	18,776	11,292	1,557
Other services	72,505	125,688	17,333
Total revenues	1,550,904	1,754,236	241,920

Revenues by timing of recognition is analyzed as follows:

| | Six Months Ended June 30, (Amount in Thousands) | | |
| | 2022 | 2023 | 2023 |
	RMB	RMB	US$
Revenue recognized at a point in time	556,609	801,798	110,573
Revenue recognized over time	994,295	952,438	131,347
Total revenues	1,550,904	1,754,236	241,920

Revenues by geographical location:

| | Six Months Ended June 30, (Amount in Thousands) | | |
| | 2022 | 2023 | 2023 |
	RMB	RMB	US$
Mainland China	1,200,605	1,039,337	143,331
Hong Kong	222,664	569,665	78,560
Others	127,635	145,234	20,029
Total revenues	1,550,904	1,754,236	241,920

4. **Income Taxes**

    Cayman Islands

    Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

    Hong Kong

    Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company's subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

    PRC

    Under the Law of the People's Republic of China on Enterprise Income Tax ("**EIT Law**"), domestically-owned enterprises and foreign-invested enterprises ("**FIEs**") are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Ark (Shanghai) Network Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2020 and such preferential income tax rate will expire in November 2023. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

    The income tax expense comprises:

	Six Months Ended June 30, (Amount in Thousands)		
	2022	2023	2023
	RMB	*RMB*	*US$*
Current Tax	158,197	**182,665**	**25,190**
Deferred Tax	(2,697)	**(22,872)**	**(3,154)**
Total	155,500	**159,793**	**22,036**

5. **Net Income Per Share**

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Six Months Ended June 30, (Amount in Thousands, Except Share and Per Share Data)	
	2022	2023
	Class A and Class B	
Net income attributable to ordinary shareholders – basic and diluted	654,247	559,638
Weighted average number of ordinary shares outstanding – basic	33,620,400	34,734,018
Plus: effect of dilutive stock options	61,819	–
Plus: effect of dilutive non-vested restricted shares	31,965	15,460
Weighted average number of ordinary shares outstanding – diluted	33,714,184	34,749,478
Basic net income per share	19.46	16.12
Diluted net income per share	19.40	16.10

In January 2016, the Company's shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which authorized share capital was reclassified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to four votes on all matters that are subject to shareholder vote. As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

On July 13, 2022, the Company completed its secondary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") and all Class B ordinary shares were converted into Class A ordinary shares on a one-for-one basis. Subsequently, no Class B ordinary shares will be issued or outstanding and the Company will cease to have a dual-class voting structure. On December 23, 2022, the Company adopted the sixth amended and restated memorandum and articles of association to reflect the removal of the dual-class voting structure, among other things.

Shares issuable to the investors of Camsing Incident (as defined in Note 7) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be anti-dilutive:

	Six Months Ended June 30,	
	2022	2023
	Class A and Class B	
Share options	502,760	585,806
Non-vested restricted shares under share incentive plan	41,234	39,612
Total	543,994	625,418

6. Accounts Receivables, net

Accounts receivable consisted of the following:

	As of (Amount in Thousands)		
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
Accounts receivable, gross	501,753	**539,100**	**74,345**
Allowance for credit losses	(3,647)	**(4,215)**	**(581)**
Accounts receivable, net	498,106	**534,885**	**73,764**

An aging analysis of accounts receivable, based on invoice date, is as follows:

	As of (Amount in Thousands)		
	December 31, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	US$
Within 1 year	470,404	**506,877**	**69,902**
1-2 years	11,194	**11,829**	**1,631**
2-3 years	8,662	**4,454**	**614**
3-4 years	5,127	**8,325**	**1,148**
Over 4 years	6,366	**7,615**	**1,050**
Accounts receivable, gross	501,753	**539,100**	**74,345**

7. Settlement Expenses

In July 2019, in connection with certain funds managed ("**Camsing Credit Funds**" or "**Camsing Products**") by Shanghai Gopher Asset Management Co., Ltd. ("**Shanghai Gopher**"), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the "**Camsing Incident**"). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group's goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the "**Settlement Plan**") to affected investors. An affected client accepting the offer shall receive restricted share units ("**RSUs**"), which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor's outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

Two plans ("**Plan A**" or "**Plan B**") were offered for the investors to choose. Under Plan A, the Group will issue RSUs to the investor's designated trust plan. 1/10 of the RSUs shall be vested immediately at contract inception and the remaining 9/10 will be vested evenly in the following 9 years subject to certain performance conditions by the investors. Plan B has the same terms as those of Plan A, except that the investor has an option (the "**Option**") to call back the beneficial rights of transferred Camsing Products (but not the legal title) or keep the RSUs at the third anniversary of contact ("**Year 3**"). All RSUs issued within the period from contract inception to Year 3 cannot be vested until the investor chooses to retain the RSUs. Under either plan, mutual understandings are established that the Group has committed and has contractual obligations to issue the shares to the settled investors regardless of the actual execution of the Option, which is deemed remote to occur, and/or the fulfillment of the performance conditions.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

The Group uses the Black-Scholes pricing model to value the RSUs. Determining the appropriate fair-value model and calculating the fair value of RSUs requires considerable judgment, including estimating stock price volatility. The computation of expected volatility was based on the historical volatility of the Company's common shares for a period that coincides with restriction period of the RSUs.

As of December 31, 2020, 552 out of the total 818 investors (approximately 67.4%) had accepted settlements under the plan, representing RMB2.4 billion out of the total outstanding investments of RMB3.4 billion (approximately 70%) under the Camsing Products. The total number of RSUs to be issued is 3,478,060 shares. The cost of this Settlement Plan measured at the fair value of the RSUs to be issued was RMB1,290.8 million, which was reported under settlement expenses for the year ended December 31, 2020.

In 2021, additional 43 investors accepted the Settlement Plan, and the Company recorded settlement expenses in the amount of RMB19,908 (US$3.1 million) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors as of December 31, 2020.

For the six months ended June 30, 2023, no settlement expense attributable to Camsing Incident was recorded due to (i) no additional settlement and (ii) no change in contingent liabilities relating to Camsing Incident.

The Option under Plan B can be exercised separately from the RSUs and is determined to be a freestanding derivative liability and measured at estimated fair value based on the recovery value of Camsing Products. The Group used the available information and determined the fair value of Option to be nil as of December 31, 2022 and June 30, 2023, respectively. The fair value of the derivative will be re-assessed at each reporting period.

8. **Contingencies**

Camsing Incident

As disclosed in Note 7, the Group offered a voluntary settlement plan in 2020 to all affected Camsing investors, and as of June 30, 2023, approximately 72.7% of the Camsing investors had accepted the settlement plan, representing approximately 75.4% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of US$68.0 million (RMB493.1 million) as of June 30, 2023.

As of June 30, 2023, there were 42 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount over RMB144.0 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group's business. As the date of this announcement, the management has assessed, based on its PRC legal counsels' advice, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People's Court of Anhui Province (the "**First Instance Court**"). The judgment related to a civil lawsuit brought by an external institution (the "**Plaintiff**") against Noah (Shanghai) Financial Leasing Co., Ltd. (the "**Defendant**", one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB0.5 million for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff's case. In March 2021, the High People's Court of Anhui Province (the "**Appellate Court**") dismissed the Plaintiff's appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2020 and 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People's Court. In February 2022, the Supreme People's Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the "**First-instance Ruling**"). The First-instance Ruling is not yet effective until the appellate process is concluded.

Considering the judgment in the First-instance Ruling, although it remains subject to appeal and applicable post-judgment proceedings, the Group has reserved a contingent liability of RMB99.0 million as of June 30, 2023.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

9. **Segment Information**

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group's chief operating decision maker ("**CODM**") for making decisions, allocating resources and assessing performance. The Group's CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group's CODM does not review balance sheet information of the segments.

Segment information of the Group's business is as follow:

| | Six Months Ended June 30, 2022 (Amount in Thousands) | | | |
	Wealth Management Business RMB	Assets Management Business RMB	Other Businesses RMB	Total RMB
Revenues:				
Revenues from others				
One-time commissions	258,493	–	–	258,493
Recurring service fees	377,679	–	–	377,679
Performance-based income	152,392	–	–	152,392
Other service fees	46,488	–	44,793	91,281
Total revenues from others	835,052	–	44,793	879,845
Revenues from funds Gopher manages				
One-time commissions	13,377	38,671	–	52,048
Recurring service fees	226,638	343,773	–	570,411
Performance-based income	17,705	30,895	–	48,600
Total revenues from funds Gopher manages	257,720	413,339	–	671,059
Total revenues	1,092,772	413,339	44,793	1,550,904
Less: VAT related surcharges and other taxes	(5,687)	(2,352)	(9,031)	(17,070)
Net revenues	1,087,085	410,987	35,762	1,533,834
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation	(219,946)	(21,568)	–	(241,514)
Other compensations	(301,181)	(152,758)	(20,257)	(474,196)
Total compensation and benefits	(521,127)	(174,326)	(20,257)	(715,710)
Selling expenses	(112,522)	(12,478)	(5,213)	(130,213)
General and administrative expenses	(61,575)	(22,316)	(9,965)	(93,856)
(Provision for) Reversal of credit losses	(462)	(668)	16,116	14,986
Other operating expenses	(4,601)	(1,383)	(46,328)	(52,312)
Government subsidies	42,389	36,707	1,115	80,211
Total operating cost and expenses	(657,898)	(174,464)	(64,532)	(896,894)
Income (loss) from operations	429,187	236,523	(28,770)	636,940

	Six Months Ended June 30, 2023 (Amount in Thousands)			
	Wealth Management Business RMB	Assets Management Business RMB	Other Businesses RMB	Total RMB
Revenues:				
Revenues from others				
One-time commissions	**570,092**	**–**	**–**	**570,092**
Recurring service fees	**369,063**	**–**	**–**	**369,063**
Performance-based income	**7,758**	**–**	**–**	**7,758**
Other service fees	**109,358**	**–**	**27,622**	**136,980**
Total revenues from others	**1,056,271**	**–**	**27,622**	**1,083,893**
Revenues from funds Gopher manages				
One-time commissions	**9,382**	**2,496**	**–**	**11,878**
Recurring service fees	**201,459**	**353,046**	**–**	**554,505**
Performance-based income	**69,572**	**34,388**	**–**	**103,960**
Total revenues from funds Gopher manages	**280,413**	**389,930**	**–**	**670,343**
Total revenues	**1,336,684**	**389,930**	**27,622**	**1,754,236**
Less: VAT related surcharges and other taxes	**(4,513)**	**(1,335)**	**(3,158)**	**(9,006)**
Net revenues	**1,332,171**	**388,595**	**24,464**	**1,745,230**
Operating cost and expenses:				
Compensation and benefits				
Relationship manager compensation	**(318,562)**	**(10,477)**		**(329,039)**
Other compensations	**(273,312)**	**(135,484)**	**(17,373)**	**(426,169)**
Total compensation and benefits	**(591,874)**	**(145,961)**	**(17,373)**	**(755,208)**
Selling expenses	**(156,882)**	**(42,130)**	**(9,660)**	**(208,672)**
General and administrative expenses	**(76,220)**	**(23,092)**	**(10,371)**	**(109,683)**
Provision for credit losses	**2,881**	**908**	**1,689**	**5,478**
Other operating expenses	**(16,575)**	**(1,488)**	**(49,812)**	**(67,875)**
Government subsidies	**11,170**	**7,858**	**4**	**19,032**
Total operating cost and expenses	**(827,500)**	**(203,905)**	**(85,523)**	**(1,116,928)**
Income (loss) from operations	**504,671**	**184,690**	**(61,059)**	**628,302**

The following table summarizes the Group's revenues generated by the different geographic location.

| | Six Months Ended June 30, 2022 (Amount in Thousands) | | | |
	Wealth Management Business RMB	Assets Management Business RMB	Other Businesses RMB	Total RMB
Mainland China	804,099	351,713	44,793	1,200,605
Hong Kong	201,556	21,108	–	222,664
Others	87,117	40,518	–	127,635
Total revenues	1,092,772	413,339	44,793	1,550,904

| | Six Months Ended June 30, 2023 (Amount in Thousands) | | | |
	Wealth Management Business RMB	**Assets Management Business** RMB	**Other Businesses** RMB	**Total** RMB
Mainland China	**769,852**	**241,863**	**27,622**	**1,039,337**
Hong Kong	**465,757**	**103,908**	**–**	**569,665**
Others	**101,075**	**44,159**	**–**	**145,234**
Total revenues	**1,336,684**	**389,930**	**27,622**	**1,754,236**

Substantially all of the Group's revenues are derived from, and its assets are located in Mainland China and Hong Kong.

9. **Dividends**

The aggregate amount of the 2022 final dividend declared in the interim period amounted to approximately RMB177.5 million, which were not paid as of June 30, 2023. The Company did not make any interim dividend recommendation for the six months ended June 30, 2023.

CHANGE OF DIRECTORS AND CHANGE IN THE COMPOSITION OF BOARD COMMITTEES

The Board announces the following changes to the Board and Board Committees:

Re-Designation of a Director

Ms. Chia-Yue Chang (章嘉玉) ("**Ms. Chang**") has been re-designated from a Director to a non-executive Director, due to the adjustment of work arrangements, with effect from August 29, 2023 (the "**Re-designation**").

Ms. Chang, aged 62, has been a Director since August 2007 until the Re-designation. She currently holds certain non-executive positions within the Group, including, among others, the vice chairman of the board of Noah Upright Fund Distribution Co., Ltd. (諾亞正行基金銷售有限公司) ("**Noah Upright**") and a non-executive director of Noah Investment. She served as the chief marketing officer from January 2017 to February 2021, and served as the general manager of Noah Upright from July 2011 to March 2018 and from March 2019 to December 2020. From March 2021, she has also been serving as the director of the ethics compliance committee (including discipline supervision and compliance), the sustainable development committee and the fairness committee, respectively, of our Company. Ms. Chang received her master's degree in library science from University of California, Los Angeles in California, the U.S., in March 1987, and her bachelor's degree in library science from National Taiwan University (國立台灣大學) in Taiwan, in June 1983.

Save as disclosed above, as of the date of this announcement, Ms. Chang confirms that she does not hold any other position with the Company or any other members of the Group, nor does she have any relationship with any Directors, senior management, substantial shareholder or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company. Save as disclosed above, Ms. Chang confirms that she has not held any directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years.

The Board considered and accepted the recommendation from the Corporate Governance and Nominating Committee to re-designate Ms. Chang as a non-executive Director, after reviewing her academic qualification, work experience and contributions to the Board during her tenure as a Director.

The Company and Ms. Chang entered into a new director agreement for a term of three years commencing from August 29, 2023, subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the Articles and the Hong Kong Listing Rules. The director agreement may be terminated by either party giving a 30-day prior written notice to the other party, or a shorter period as the parties may agree upon. Ms. Chang will not receive any director's fee but will receive annual cash compensation of approximately RMB0.5 million for providing consultancy services to the Group mainly in relation to its environmental, social and government ("**ESG**") matters and non-profit activities, as well as her involvements in the Group's various internal control committees, e.g., the ethics compliance committee and the sustainable development committee, for her appointment as a non-executive Director. In addition, Ms. Chang may receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate.

As of the date of this announcement, Ms. Chang is deemed to be interested in 2,064,501 Shares and underlying Shares held by Jia Investment Co., Ltd., a company incorporated in British Virgin Islands and controlled by Ms. Chang. Save as disclosed above, Ms. Chang does not have any other interests or is deemed to be interested in any Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there is no matter that needs to be brought to the attention of the shareholders in connection with the Re-designation, and the Board is not aware of any other information that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

Resignation of a Non-Executive Director

Mr. Neil Nanpeng Shen (沈南鵬) ("**Mr. Shen**") has tendered his resignation from the position as a non-executive Director with effect from August 29, 2023, as Mr. Shen wants to devote more time to his other engagements. Accordingly, Mr. Shen requested to be released from his duties in the Group. The Corporate Governance and Nominating Committee has nominated Mr. Kai Wang (王愷) ("**Mr. Wang**") to replace Mr. Shen's position.

Mr. Shen has confirmed that he has no disagreement with the Board and there is no matter in connection with his resignation as a non-executive Director that should be brought to the attention of the Shareholders.

The resignation of Mr. Shen will not affect the operation of the Board and the Company. The Board would like to express its gratitude to Mr. Shen for his invaluable contribution to the Company during his tenure of office.

Appointment of a Non-Executive Director

Mr. Wang has been appointed as a non-executive Director with effect from August 29, 2023. The biographical details of Mr. Wang are as follows:

Mr. Wang, aged 38, has extensive experience in venture capital and private equity investment. In July 2010, Mr. Wang joined Sequoia Capital China and has since held various roles within the firm. His responsibilities have encompassed investment sourcing, investment recommendations, and post-investment management. Currently, Mr. Wang is serving as a managing director of Sequoia Capital China. He has also been serving as a director of Shanghai Noah Yijie Financial Technology Co., Ltd.* (上海諾亞易捷金融科技有限公司), a subsidiary of the Company, since November 2019, mainly responsible for overseeing its management and development and providing strategic guidance. From August 2007 to June 2010, Mr. Wang served as an assistant manager at KPMG Advisory (China) Co., Ltd. (畢馬威企業諮詢（中國）有限公司), primarily responsible for transaction advisory. Mr. Wang received his bachelor's degree in international economics and trade from University of International Business and Economics (對外經濟貿易大學) in Beijing, China, in July 2007.

Save as disclosed above, as of the date of this announcement, Mr. Wang confirms that he does not hold any other position with the Company or any other members of the Group, nor does he have any relationship with any Directors, senior management, substantial shareholder or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company. Save as disclosed above, Mr. Wang confirms that he has not held any directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years.

The Board considered and accepted the recommendation from the Corporate Governance and Nominating Committee to appoint Mr. Wang as a non-executive Director, after reviewing his academic qualification and work experience, among others.

The Company and Mr. Wang entered into a director agreement, with an initial term of three years from August 29, 2023, which is subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the Articles and the Hong Kong Listing Rules, pursuant to which, Mr. Wang shall hold office until the next annual general meeting of the Company and will be eligible for re-election at such meeting. The director agreement may be terminated by either party giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon. Mr. Wang will not receive any director's fee or any other emoluments for his term of appointment as a non-executive Director, but may receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate.

As of the date of this announcement, Mr. Wang does not have any interests in any Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there is no matter that needs to be brought to the attention of the Shareholders in connection with Mr. Wang's appointment as a non-executive Director, and the Board is not aware of any other information that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

The Board would like to extend its warm welcome to Mr. Wang on his appointment to the Board.

Retirement of an Independent Director

Mr. Tze-Kaing YANG (楊子江) ("**Mr. Yang**"), after more than eight years of service, upon the expiration of the independent director agreement entered between him and the Company, has retired from the position as an independent Director with effect from August 29, 2023. Following Mr. Yang's retirement, he ceased to be the chairman of the Company's Audit Committee and a member of the Company's Compensation Committee with effect from the same date.

Mr. Yang has confirmed that he has no disagreement with the Board and there is no matter in connection with his retirement as an independent Director that should be brought to the attention of the Shareholders.

The retirement of Mr. Yang will not affect the operation of the Board and the Company. The Board would like to express its gratitude to Mr. Yang for his invaluable contribution to the Company during his tenure of office.

Appointment of an Independent Director

Ms. Cynthia Jinhong Meng (孟晉紅) ("**Ms. Meng**") has been appointed as an independent Director with effect from August 29, 2023. The biographical details of Ms. Meng are as follows:

Ms. Meng, aged 54, has extensive experience in corporate advisory, strategy development, stakeholder engagement and integrating ESG/sustainability. In June 2016, Ms. Meng established Credence Investment Holding Limited ("**Credence**"), and has since been serving as a managing partner of Credence, primarily responsible for business development, general management and advising entrepreneur founders and management team on critical business strategies and issues. From September 2018 to February 2023, Ms. Meng served as a partner at Brunswick Group Ltd., a London-based global critical issues advisory firm, primarily responsible for advisory, business development and stakeholder engagement, with a focus on crisis management, risk mitigation, integrating ESG/sustainability strategies, and support for corporate clients on investor and capital markets strategic communications.

Prior to founding Credence, Ms. Meng had over ten years of experience in investment banking as a recognized equity research analyst. From January 2011 to June 2016, she served as a managing director and the head of Greater China technology, media, and telecom ("**TMT**") equity research at Jefferies Hong Kong Limited. From September 2007 to October 2010, she served as a vice president, senior publishing equity research analyst and the head of China telecom services and equipment research team at Merrill Lynch (Asia Pacific) Limited. From August 2006 to August 2007, she served as a vice president and publishing equity research analyst at China International Capital Corporation Hong Kong Securities Limited. From October 2005 to July 2006, she served as a vice president and a regional telecoms services team support of J.P. Morgan Securities (Asia Pacific) Limited. From April 2005 to October 2005, she served as an associate and research team support for global technology hardware and telecom equipment sector at Thomas Weisel Partners, a New York-based investment bank. Prior to that, Ms. Meng also served as (i) a management consultant at Adventis Corporation, a Boston-based global TMT strategy consultancy, from July 1999 to March 2005; (ii) a management consultant at Arthur D. Little, a management consultancy headquartered in Boston, from July 1998 to July 1999; and (iii) a marketing executive at Mobile Oil Asia Pacific pte Ltd. from October 1994 to August 1996.

Ms. Meng obtained her master's degree in business administration from the Kellogg School of Management, Northwestern University in Illinois, the U.S. in June 1998 and her bachelor's degree in English literature from Ningbo University in Zhejiang, China, in June 1992. In addition, Ms. Meng has obtained the qualification as Securities and Futures Intermediaries issued by the Hong Kong Securities Institute and also received completion certificates for educational and professional programs at numerous prestigious universities and institutions worldwide over the past decade, including, among others, Harvard Law School and Stanford Graduate School of Business.

Save as disclosed above, as of the date of this announcement, Ms. Meng confirms that she does not hold any other position with the Company or any members of the Group, nor does she have any relationship with any Directors, senior management, substantial shareholder or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company. Save as disclosed above, Ms. Meng confirms that she has not held any directorship in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the past three years.

The Board considered and accepted the recommendation from the Company's Corporate Governance and Nominating Committee to appoint Ms. Meng as an independent Director, after reviewing her academic and professional qualification and work experience, among others.

The Company and Ms. Meng entered into an independent director agreement, with an initial term of three years from August 29, 2023, which is subject to the requirements in respect of retirement by rotation under the Hong Kong Listing Rules and re-election at the annual general meeting of the Company under the Articles and the Hong Kong Listing Rules, pursuant to which, Ms. Meng shall hold office until the next annual general meeting of the Company and will be eligible for re-election at such meeting. The independent director agreement may be terminated by either party giving a 30-day prior written notice to the other party, or shorter period as the parties may agree upon. Ms. Meng will receive a director's fee of HK$500,000 per annum, which is determined by the Board upon recommendation from the Compensation Committee by reference to her academic and professional qualification and work experience, among others, and may also receive additional benefits as the Board or its authorized person(s) shall in its absolute discretion deem appropriate for her term of appointment as an independent Director.

As of the date of this announcement, Ms. Meng does not have any interests in any Shares within the meaning of Part XV of the SFO.

Ms. Meng has confirmed that she met the independence criteria set out in Rule 3.13 of the Hong Kong Listing Rules.

Save as disclosed above, there is no matter that needs to be brought to the attention of the Shareholders in connection with Ms. Meng's appointment as an independent Director, and the Board is not aware of any other information that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Hong Kong Listing Rules.

The Board would like to extend its warm welcome to Ms. Meng on her appointment to the Board.

Change in Composition of the Audit Committee and the Compensation Committee

The Board is pleased to announce that, with effective from August 29, 2023, (i) Dr. Zhiwu CHEN (陳志武), an independent Director, has been appointed as the chairman of the Audit Committee; and (ii) Ms. Meng has been appointed as a member of the Audit Committee and a member of the Compensation Committee.

DEFINITION AND ACRONYM

In this announcement, unless the context otherwise requires, the following expressions should have the following meanings:

"2022 Share Incentive Plan" the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

"ADS(s)" American Depositary Shares (two ADSs representing one ordinary share)

"Articles" or "Articles of Association" the memorandum of association and articles of association of the Company, as amended or supplemented from time to time

"AUA" assets under advisory, clients' total outstanding assets managed by Gopher or third party product providers

"Auditor" Deloitte Touche Tohmatsu

"Audit Committee" the audit committee of the Company

"AUM" assets under management, the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, "AUM" refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

"Board" the board of Directors

"China" or "PRC" the People's Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

"Company" Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as "Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)"

"Companies Ordinance" the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

"Compensation Committee" the compensation committee of the Company

"Consolidated Affiliated Entities"	Noah Investment and its subsidiaries, all of which are controlled by our Company through the Contractual Arrangements
"Contractual Arrangements"	variable interest entity structure and, where the context requires, the agreements underlying the structure
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix 14 of the Hong Kong Listing Rules
"Corporate Governance and Nominating Committee"	the corporate governance and nominating committee of the Company
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Gopher" or "Gopher Asset Management"	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company's Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively
"Group", "our Group", "the Group", "Noah", "our", "us" or "we"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HNW"	high net worth
"HNW clients" or "HNW investors"	clients/investors with investable financial assets of no less than RMB6 million
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Hong Kong Listing Rules
"Noah Investment"	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities

"Prospectus"	the Company's prospectus published on June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange
"Reporting Period"	the six months ended June 30, 2023
"RMB" or "Renminbi"	Renminbi yuan, the lawful currency of China
"SEC"	the United States Securities and Exchange Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Shanghai Gopher"	Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of our Company's Consolidated Affiliated Entities
"Share(s)"	ordinary shares in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share in the capital of the Company
"Shareholder(s)"	the holder(s) of the Share(s), and where the context requires, ADSs
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"transaction value"	the aggregate value of the investment products we distribute during a given period
"U.S." or "United States"	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"U.S. dollars" or "US$"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"%"	percent

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 29, 2023

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.